UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

Intra-Asia Entertainment Corporation
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

46115X 10 2
(CUSIP Number)

07 Floor E-Wing Center
No. 113 Zhichunlu, Haidan District
Beijing, China 100086
(86 10) 82671299

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xia Shudong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 71,748,984 shares of common stock
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 71,748,984 shares of common stock
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,748,984 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.81%
14.	TYPE OF REPORTING PERSON IN
.

Item 1.  Security and Issuer.

The name of the issuer is Intra-Asia Entertainment Corporation, a Nevada corporation (the “Company”), which has its principal executive offices at 07 Floor E-Wing Center, No. 113 Zhichunlu, Haidan District, Beijing, China, 100086. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)  The name of the person filing this statement is Xia Shudong.

(b)  The business address of Mr. Shudong is 07 Floor E-Wing Center, No. 113 Zhichunlu, Haidan District, Beijing, China, 100086.

(c)  Mr. Shudong is the Company’s Chief Executive Officer, President, and a Director.

(d)  During the last five years, Mr. Shudong has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Mr. Shudong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Shudong is a citizen of People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Shudong received the securities covered by this statement pursuant to a certain Share Exchange Agreement, dated as of May 14, 2007, by and among the Company, Cabowise International Ltd., a British Virgin Islands company (“Cabowise”), Weicheng International Inc., a California corporation, Foster Growth Ltd., a British Virgin Islands company, and all of the stockholders of the Company, dated May 14, 2007 (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, 50,000,000 shares of the common stock of Cabowise were exchanged for 81,311,179 shares of the Company’s Common Stock on May 14, 2007, the closing date of the Share Exchange Agreement. Mr. Shudong, as beneficial owner (such beneficial ownership accruing through Mr. Shudong’s ownership of 68% of the outstanding common stock of East Action Investment Ltd., which owns 100% of Karmen Investment Holdings, Ltd., which owns 88.24% of Cabowise), received 71,748,984 shares of the Common Stock (the “Share Exchange”).

Item 4.  Purpose of Transaction.

Mr. Shudong acquired the Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Company’s executive officers and directors which were more fully described in the current report on Form 8-K filed by the Company on May 14, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, Mr. Shudong has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date of this statement, Mr. Shudong beneficially owns 71,748,984 shares of the Common Stock of the Company, representing 48.81% of the outstanding shares. Mr. Shudong does not own any other securities of the Company.

(b)  Mr. Shudong has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns.

(c)  Except for the transaction described in Item 3 above, Mr. Shudong did not effect any transactions in the issuer’s securities within the past 60 days.

(d)  Other than Mr. Shudong, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Mr. Shudong’s securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on May 14, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Shudong and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2007

/s/ Xia Shudong
Xia Shudong